Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2014	December 31, 2013 (restated – note 2)
Assets
Current
Accounts receivable		$232	$265
Other		61	57
Deferred funding assets	4	91	139
Risk management	9	7	2

		391	463

Non-current
Deferred funding assets	4	195	184
Exploration and evaluation assets	5	682	645
Property, plant and equipment	6	8,679	9,075
Goodwill		1,887	1,912
Risk management	9	80	50

		11,523	11,866

Total assets		$11,914	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$559	$598
Dividends payable		69	68
Current portion of long-term debt	7	265	64
Risk management	9	7	24

		900	754
Non-current
Long-term debt	7	1,927	2,394
Decommissioning liability	8	549	603
Risk management	9	11	16
Deferred tax liability		1,114	1,040
Other non-current liabilities	11	7	9

		4,508	4,816

Shareholders’ equity
Shareholders’ capital	10	8,968	8,913
Other reserves		86	80
Deficit		(1,648)	(1,480)

		7,406	7,513

Total liabilities and shareholders’ equity		$11,914	$12,329

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 10 and 13)

Commitments and contingencies (Note 12)

PENN WEST THIRD QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2014	2013 (restated – Note 2)	2014	2013 (restated – Note 2)
Oil and natural gas sales		$590	$779	$1,957	$2,221
Royalties		(83)	(116)	(297)	(316)

		507	663	1,660	1,905
Risk management gain (loss)
Realized		(6)	(6)	(55)	1
Unrealized	9	24	(42)	25	(81)

		525	615	1,630	1,825

Expenses
Operating		193	240	544	781
Transportation		6	7	18	22
General and administrative		34	40	104	126
Restructuring		1	25	12	38
Share-based compensation	11	1	6	18	30
Depletion and depreciation	6	181	256	555	792
Loss (gain) on dispositions		—	(5)	48	(9)
Exploration and evaluation		—	—	16	—
Unrealized risk management gain	9	(27)	(24)	(32)	(27)
Unrealized foreign exchange loss (gain)		83	(30)	89	63
Financing	7	37	47	118	139
Accretion	8	9	11	27	33

		518	573	1,517	1,988

Income (loss) before taxes		7	42	113	(163)

Deferred tax expense (recovery)		22	8	74	(29)

Net and comprehensive income (loss)		$(15)	$34	$39	$(134)

Net income (loss) per share
Basic		$(0.03)	$0.07	$0.08	$(0.28)
Diluted		$(0.03)	$0.07	$0.08	$(0.28)
Weighted average shares outstanding (millions)
Basic	10	494.8	487.4	492.6	484.6
Diluted	10	494.8	488.1	492.6	484.6

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2014	2013 (restated – Note 2)	2014	2013 (restated – Note 2)
Operating activities
Net income (loss)		$(15)	$34	$39	$(134)
Depletion and depreciation	6	181	256	555	792
Loss (gain) on dispositions		—	(5)	48	(9)
Exploration and evaluation		—	—	16	—
Accretion	8	9	11	27	33
Deferred tax expense (recovery)		22	8	74	(29)
Share-based compensation	11	2	4	7	12
Unrealized risk management loss (gain)	9	(51)	18	(57)	54
Unrealized foreign exchange loss (gain)		83	(30)	89	63
Decommissioning expenditures	8	(12)	(25)	(32)	(50)
Change in non-cash working capital		73	(13)	(38)	(78)

		292	258	728	654

Investing activities
Capital expenditures		(225)	(75)	(485)	(528)
Property dispositions (acquisitions), net		3	16	215	63
Change in non-cash working capital		110	(10)	49	(140)

		(112)	(69)	(221)	(605)

Financing activities
Increase (decrease) in bank loan		(125)	(91)	(296)	257
Repayment of senior notes		—	—	(59)	(5)
Issue of equity		—	6	11	8
Dividends paid		(55)	(104)	(163)	(309)

		(180)	(189)	(507)	(49)

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	39	39
Share-based compensation	11	—	7	—	7
Issued on exercise of options	10	12	(1)	—	11
Issued to dividend reinvestment plan	10	43	—	—	43
Dividends declared	10	—	—	(207)	(207)

Balance at September 30, 2014		$8,968	$86	$(1,648)	$7,406

(CAD millions, unaudited) (restated – Note 2)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013		$8,774	$97	$(277)	$8,594
Net and comprehensive loss		—	—	(134)	(134)
Share-based compensation	11	—	12	—	12
Issued on exercise of options and share rights	10	37	(29)	—	8
Issued to dividend reinvestment plan	10	81	—	—	81
Dividends declared	10	—	—	(329)	(329)

Balance at September 30, 2013		$8,892	$80	$(740)	$8,232

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST THIRD QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

2. Restatement of Previously Issued Consolidated Financial Statements

Penn West has restated its consolidated balance sheet as of December 31, 2013, and its consolidated statements of income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the three and nine month periods ended September 30, 2013.

The following tables present the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements as of December 31, 2013, and for the three month and nine month periods ended September 30, 2013. The “As Restated” columns reflect final adjusted balances after the restatement.

For further information regarding the restatement, please refer to Note 2 to Penn West’s restated audited consolidated financial statements for the years ended December 31, 2013 and 2012.

Notes 6 and 10 have been restated to reflect amendments to the comparative figures arising as a result of the restatement.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

Effect on Consolidated Balance Sheets

	As reported	Adjustment	As restated
	December 31, 2013
Assets
Current
Accounts receivable	$263	$2	$265
Other	57	—	57
Deferred funding assets	139	—	139
Risk management	2	—	2

	461	2	463

Non-current
Deferred funding assets	184	—	184
Exploration and evaluation assets	645	—	645
Property, plant and equipment	9,392	(317)	9,075
Goodwill	1,912	—	1,912
Risk management	50	—	50

	12,183	(317)	11,866

Total assets	$12,644	$(315)	$12,329

Current
Accounts payable and accrued liabilities	$654	$(56)	$598
Dividends payable	68	—	68
Current portion of long-term debt	64	—	64
Risk management	24	—	24

	810	(56)	754
Non-current
Long-term debt	2,394	—	2,394
Decommissioning liability	603	—	603
Risk management	16	—	16
Deferred tax liability	1,102	(62)	1,040
Other non-current liabilities	9	—	9

	4,934	(118)	4,816

Shareholders’ equity
Shareholders’ capital	9,124	(211)	8,913
Other reserves	80	—	80
Deficit	(1,494)	14	(1,480)

	7,710	(197)	7,513

Total liabilities and shareholders’ equity	$12,644	$(315)	$12,329

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Effect on Consolidated Statement of Income (Loss)

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Oil and natural gas sales	$779	$—	$779	$2,221	$—	$2,221
Royalties	(141)	25	(116)	(392)	76	(316)

	638	25	663	1,829	76	1,905
Risk management gain (loss)
Realized	(6)	—	(6)	1	—	1
Unrealized	(42)	—	(42)	(81)	—	(81)

	590	25	615	1,749	76	1,825

Expenses
Operating	218	22	240	649	132	781
Transportation	7	—	7	22	—	22
General and administrative	40	—	40	126	—	126
Restructuring	25	—	25	38	—	38
Share-based compensation	6	—	6	30	—	30
Depletion, depreciation and impairment	263	(7)	256	812	(20)	792
Gain on dispositions	(5)	—	(5)	(5)	(4)	(9)
Unrealized risk management gain	(24)	—	(24)	(27)	—	(27)
Unrealized foreign exchange loss (gain)	(30)	—	(30)	63	—	63
Financing	47	—	47	139	—	139
Accretion	11	—	11	33	—	33

	558	15	573	1,880	108	1,988

Income (loss) before taxes	32	10	42	(131)	(32)	(163)

Deferred tax expense (recovery)	5	3	8	(21)	(8)	(29)

Net and comprehensive income (loss)	$27	$7	$34	$(110)	$(24)	$(134)

Net income (loss) per share
Basic	$0.06	$0.01	$0.07	$(0.23)	$(0.05)	$(0.28)
Diluted	$0.06	$0.01	$0.07	$(0.23)	$(0.05)	$(0.28)
Weighted average shares outstanding (millions)
Basic	487.4	—	487.4	484.6	—	484.6
Diluted	488.1	—	488.1	484.6	—	484.6

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Effect on Consolidated Statement of Cash Flows

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Operating activities
Net income (loss)	$27	$7	$34	$(110)	$(24)	$(134)
Depletion and depreciation	263	(7)	256	812	(20)	792
Loss on dispositions	(5)	—	(5)	(5)	(4)	(9)
Accretion	11	—	11	33	—	33
Deferred tax recovery	5	3	8	(21)	(8)	(29)
Share-based compensation	4	—	4	12	—	12
Unrealized risk management loss	18	—	18	54	—	54
Unrealized foreign exchange loss (gain)	(30)	—	(30)	63	—	63
Decommissioning expenditures	(25)	—	(25)	(50)	—	(50)
Change in non-cash working capital	(13)	—	(13)	(78)	—	(78)

	255	3	258	710	(56)	654

Investing activities
Capital expenditures	(69)	(6)	(75)	(608)	80	(528)
Property dispositions (acquisitions), net	14	2	16	52	11	63
Change in non-cash working capital	(11)	1	(10)	(105)	(35)	(140)

	(66)	(3)	(69)	(661)	56	(605)

Financing activities
Increase (decrease) in long-term debt	(91)	—	(91)	257	—	257
Repayment of senior notes	—	—	—	(5)	—	(5)
Issue of equity	6	—	6	8	—	8
Dividends paid	(104)	—	(104)	(309)	—	(309)

	(189)	—	(189)	(49)	—	(49)

Change in cash	—	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—	—
Cash, end of period	$—	$—	$—	$—	$—	$—

Effect on Deficit

	As reported	Adjustment	As restated
	September 30, 2013
Deficit
Balance, beginning of period	$(262)	$(15)	$(277)
Net and comprehensive income (loss)	(110)	(24)	(134)
Dividends Declared	(329)	—	(329)

Balance, end of period	$(701)	$(39)	$(740)

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

3. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s restated annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the restated annual audited consolidated financial statements as at and for the year ended December 31, 2013, except as described in c) below.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 4, 2014.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c) Changes in accounting policies

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

4. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	September 30, 2014	December 31, 2013
Peace River Oil Partnership	$202	$235
Cordova Joint Venture	84	88

Total	$286	$323

Current portion	$91	$139
Long-term portion	195	184

Total	$286	$323

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

5. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$645	$609
Capital expenditures	42	18
Joint venture, carried capital	11	62
Expense	(16)	(44)

Balance, end of period	$682	$645

6. Property, plant and equipment

Cost	Nine months ended September 30, 2014	(restated) Year ended December 31, 2013
Balance, beginning of period	$17,974	$18,646
Capital expenditures	443	670
Joint venture, carried capital	3	22
Acquisitions	10	18
Dispositions	(699)	(1,373)
Decommissioning additions (dispositions), net	(49)	(9)

Balance, end of period	$17,682	$17,974

Accumulated depletion and depreciation	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$8,899	$8,052
Depletion and depreciation	555	1,023
Impairments	—	670
Dispositions	(451)	(846)

Balance, end of period	$9,003	$8,899

Net book value	September 30, 2014	December 31, 2013
Total	$8,679	$9,075

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		September 30, 2014	December 31, 2013
2007 Notes	US$475	2015 – 2022	5.80%		$532	$505
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		568	541
UK Notes	£57	2018	6.95	%(1)	103	100
2009 Notes	US$94, £20, €10 (2)	2014 – 2019	8.85	%(3)	156	213
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		330	316
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		250	240
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		148	142

Total senior unsecured notes					2,087	2,057
Credit facility advances					105	401

Total long-term debt					$2,192	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments and extend over the remaining five years.
(3)	The Company has contracts in place to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	September 30, 2014	December 31, 2013
Current portion	$265	$64
Long-term portion	1,927	2,394

Total	$2,192	$2,458

During the second quarter of 2014, Penn West repaid $59 million on its senior unsecured notes as they matured (2013 – $5 million). There have been no senior unsecured notes issued in 2014 or 2013.

Additional Information on Penn West’s senior unsecured notes was as follows:

	September 30, 2014	December 31, 2013
Weighted average remaining life (years)	3.9	4.5
Weighted average interest rate (1)	6.0%	6.1%

(1)	Includes the effect of cross currency swaps.

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility and voluntarily reduced its aggregate borrowing capacity from $3.0 billion to $1.7 billion. The new bank facility consists of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2014, the Company had approximately $1.6 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at September 30, 2014, five percent (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

The Company is subject to certain financial covenants under its bank facility and senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. As at September 30, 2014, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $28 million were outstanding on September 30, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the bank facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2014 an expense of nil (2013 – $3 million) was incurred and for the first nine months of 2014 an expense of $1 million (2013 – $7 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps. Penn West’s outstanding interest rate swaps expired in January 2014.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2013 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 6.5 percent (December 31, 2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$603	$635
Net liabilities incurred (disposed) (1)	(52)	(90)
Increase in liability due to change in estimate	3	81
Liabilities settled	(32)	(66)
Accretion charges	27	43

Balance, end of period	$549	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At September 30, 2014, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.2 billion (December 31, 2013 – $2.2 billion) compared to the carrying value of $2.1 billion (December 31, 2013 – $2.1 billion).

As at September 30, 2014 and December 31, 2013, the only asset or liability measured at fair value on a recurring basis was risk management which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	25	(94)
Electricity swaps	4	—
Interest rate swaps	1	9
Foreign exchange forwards	24	27
Cross currency swaps	3	12

Total fair value, end of period	$69	$12

Based on September 30, 2014 pricing, a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $3 million.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Penn West had the following financial instruments outstanding as at September 30, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Forwards	90,000 mcf/d	Oct/14 – Dec/14	$3.90/mcf	$(3)
AECO Collars	50,000 mcf/d	Oct/14 – Dec/14	$3.41 to $4.17/mcf	(1)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	—
Electricity swaps
Alberta Power Pool	70 MW	Oct/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool	10 MW	Oct/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—
Crude oil assignment
18-month term	10,000 boe/d	Dec/14 – July/16	Differential WCS(Edm) vs. WCS (USGC)	12
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$621	2014 – 2022	0.9986 CAD/USD	74
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(9)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	1
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$69

During the third quarter of 2014, Penn West temporarily assigned its crude oil transportation capacity on the Flanagan South pipeline system.

Operating costs for the third quarter of 2014 include a realized gain on electricity contracts of $1 million (2013 – $3 million) and for the nine months ended September 30, 2014 a realized loss of $1 million (2013 – $11 million gain).

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s restated annual audited consolidated financial statements.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

10. Shareholders’ equity (restated)

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2013	479,258,670	$8,774
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	4,857,578	43

Balance, September 30, 2014	495,001,862	$8,968

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount for 2013 were 102,793 shares issued from treasury as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement sunset provision.

ii) Earnings per share—Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding	Three months ended September 30		Nine months ended September 30
(millions of shares)	2014	2013	2014	2013
Weighted average
Basic	494.8	487.4	492.6	484.6
Dilutive impact	—	0.7	—	—

Diluted	494.8	488.1	492.6	484.6

For the third quarter of 2014, 14.5 million shares (2013 – 16.7 million) that were issuable on exercise of options or rights issued under the Stock Option Plan (“Option Plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first nine months of 2014, 14.5 million shares (2013 – 16.7 million) that were issuable on exercise of options or rights issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including dividends paid and subsequently reinvested in common shares issued from treasury pursuant to the Company’s Dividend Reinvestment and Optional Share Purchase Plan (“DRIP”), Penn West paid dividends of $0.14 per share totalling $69 million in the third quarter of 2014 and $206 million in the first nine months of 2014. On October 15, 2014, Penn West paid its third quarter dividend of $0.14 per share totalling $69 million. On November 4, 2014, Penn West declared its fourth quarter dividend of $0.14 per share to be paid on January 15, 2015 to shareholders of record on December 31, 2014.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows it to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for the five trading days immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the respective date of grant.

	Nine months ended September 30, 2014		Year ended December 31, 2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,951,830	$17.63	15,737,400	$22.54
Granted	7,403,400	9.35	8,937,200	10.32
Exercised	(1,067,000)	9.80	(1,000,000)	10.24
Forfeited	(6,783,936)	16.38	(8,722,770)	19.85

Outstanding, end of period	14,504,294	$14.56	14,951,830	$17.63

Exercisable, end of period	4,324,905	$20.39	3,419,818	$23.46

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Nine months ended September 30, 2014		Year ended December 31, 2013
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(2,896,614)	23.84	(7,479,947)	23.84

Outstanding, end of period	158,800	$23.84	3,055,414	$23.84

Exercisable, end of period	158,800	$23.84	3,055,414	$23.84

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

	Nine months ended September 30, 2014		Year ended December 31, 2013
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(2,896,614)	16.43	(2,951,054)	16.45

Outstanding, end of period	158,800	$17.67	3,055,414	$16.91

Exercisable, end of period	158,800	$17.67	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights are fully vested and expire in 2014. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in common shares while the Restricted Right can be settled in common shares or cash, at the election of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At September 30, 2014, the value of the restricted rights was nil (2013 – nil).

	Nine months ended September 30, 2014		Year ended December 31, 2013
Share Rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(40,310)	15.66	(114,940)	15.03

Outstanding, end of period	—	$—	40,310	$15.94

Exercisable, end of period	—	$—	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There has been no issuance of Restricted Options, Restricted Rights or Share Rights subsequent to January 1, 2011, and there will be no issuance under the CSRIP in the future.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, certain Penn West employees receive cash consideration that fluctuates based on Penn West’s share trading price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares on the TSX prior to the vesting date plus dividends per share declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	2,813,769	1,951,655
Granted	2,482,550	3,102,225
Vested and paid	(1,097,397)	(780,228)
Forfeited	(1,007,053)	(1,459,883)

Outstanding, end of period	3,191,869	2,813,769

At September 30, 2014, LTRIP obligations of $9 million were classified as a current liability (December 31, 2013 – $10 million) included in accounts payable and accrued liabilities and $5 million was classified as a non-current liability (December 31, 2013 – $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At September 30, 2014, 144,154 DSUs (December 31, 2013 – 104,663) were outstanding and $1 million was recorded as a current liability (December 31, 2013 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective in 2013 and allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Non-employee members of the Board of Directors are not eligible to participate in the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	969,723	—
Granted	599,000	1,544,429
Vested	(563,609)	(494,140)
Forfeited	(218,772)	(80,566)

Outstanding, end of period	786,342	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share trading price on the TSX at the end of each reporting period, plus accumulated dividends per share, all multiplied by a performance factor determined by the Board of Directors based on earlier defined performance measures and formulae. At September 30, 2014, $1 million (December 31, 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2013 – $2 million) included in other non-current liabilities.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 18

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2014	2013
Options	$7	$12
LTRIP	9	13
PSU	2	4
DSU	—	1

Share-based compensation	$18	$30

The share-based compensation related to the CSRIP was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at September 30, 2014 was $7.59 (2013 – $11.43).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2014 under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2014	2013
Average fair value of options granted (per share)	$1.26	$1.03
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.3%	32.5%
Risk-free rate of return (average)	1.4%	1.5%
Dividend yield	6.1%	6.6%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased on behalf of employees by an independent trustee on the TSX at prevailing trading prices.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 19

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In the third quarter of 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. During the quarter, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

13. Subsequent event

Subsequent to the end of the third quarter, Penn West announced it had an agreement in place to dispose of non-core assets located in south central Alberta for proceeds of approximately $355 million. The assets are currently producing approximately 7,500 boe per day, weighted approximately 80 percent toward natural gas and natural gas liquids. Subject to the satisfaction of customary regulatory and other closing conditions, Penn West expects the transaction to close in early December 2014.

PENN WEST THIRD QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 20